Exhibit 8.2

Advocaten Notarissen Belastingadviseurs

Tripolis Burgerweeshuispad 301 P.O. Box 75084 1070 AB Amsterdam T +31 20 577 1771 F +31 20 577 1775

Date 18 May 2005	Paul Sleurink Tax lawyer
Your ref.	E Paul.sleurink@debrauw.com
Our ref. \ 1257\20264130\b003-1281 tax opinion F-4.v2doc\OLS	T +31 20 577 1719 F +31 20 577 1894

Opinion of De Brauw Blackstone Westbroek N.V.

Re. Dutch tax matters

     We have acted as special Dutch tax counsel to Royal Dutch Shell plc, a UK public limited company (“RDS”), in connection with the exchange offer (the “Exchange Offer”) for all outstanding ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“RD”), a Dutch company, as described in the Registration Statement on Form F-4 of RDS as filed with the U.S. Securities Exchange Commission on 18 May 2005 (the “Registration Statement”), and the preparation of the section of the Registration Statement entitled “Material Tax Consequences — Dutch Tax Considerations”.

     In that connection, we have examined the Registration Statement and such other documents and corporate records as we have deemed necessary or appropriate for purposes of this opinion.

     Based upon the foregoing and subject to the qualifications set forth herein and in the Registration Statement, we are of the opinion that the statements under the section of the Registration Statement entitled “Material Tax Consequences — Dutch Tax Considerations” describing the material Dutch tax consequences to U.S. holders (within the meaning of that section) of the Exchange Offer and of holding, and disposing of, the Class A ordinary shares or American depository shares of RDS (together, the “Shares”) are correct in all material respects.

     Our opinion is based upon existing statutory, regulatory and judicial authority, all of which may be changed at any time with retroactive effect. Any change in applicable laws or the facts and circumstances surrounding the Exchange Offer, or any inaccuracy in the statements upon which we have relied, may affect the continuing validity of our opinion as set forth herein. We assume no responsibility to inform you of any such change or inaccuracy that may occur or come to our attention. Finally, our opinion is limited to the tax matters specifically covered hereby, and we have not been asked to address, nor have we addressed, any other tax consequences to RDS, RD or holders of the Shares.

     We consent to the filing of this opinion with the Securities and Exchange Commission as Exhibit 8.2 to the Form F-4 Registration Statement and to the references to this opinion therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the SEC promulgated thereunder. This opinion is being provided solely for the benefit of RDS so that RDS may comply with its obligations under the Federal securities laws. The filing of this opinion as an exhibit to the Registration Statement and the references to such opinion and our Firm therein are not intended to create liability under applicable state law to any person (other than any liability of our Firm to RDS, our client).

Yours faithfully,

/s/	PAUL SLEURINK

Paul Sleurink for De Brauw Blackstone Westbroek N.V.

De Brauw Blackstone Westbroek N.V., The Hague, is registered with the trade register in the Netherlands under no. 27171912.

All services and other work are carried out under an agreement of instruction (“overeenkomst van opdracht”) with De Brauw Blackstone Westbroek N.V. The agreement is subject to the General Conditions, which have been filed with the register of the District Court in The Hague and contain a limitation of liability. Client account notaries ING Bank no. 69.32.13.876.